EXHIBIT 99.1

STI Extends Sudbury Handi-Transit Services Through 2018

Year-Round Transportation Builds on Core Competency

BARRIE, Ontario, April 24, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school transportation services reported its subsidiary Leuschen Transportation, a division of Student Transportation of Canada, has been awarded a new six year contract with the City of Greater Sudbury through 2018 to provide transportation for persons who have physical disabilities. Leuschen Transportation has been the supplier of these services since the Handi-Transit program began in 1985 and performs over 100,000 trips per year generating revenue of $2.6 million annually with price adjustments keyed to the consumer price index for transportation. The new contract was recently tendered for bid and successfully awarded as part of the procurement process.

"We are pleased to be awarded this new contract for six additional years. As the incumbents, we have a vested interest in the quality service provided to the citizens of Sudbury," said Denis J. Gallagher, STI Chief Executive Officer. "The operations team we have does a tremendous job caring about each and every passenger. It's very similar to the care we provide to the thousands of students we take to school in the Sudbury area. This is a great example of using our core competencies of safe, reliable transportation service and leveraging it to a year-round business."

The City of Greater Sudbury is the largest city in Northern Ontario and has the third-largest Francophone population in Canada outside of Quebec. The Handi-Transit program provides year-round transportation for persons who have physical disabilities and are unable to use the regular transit system. Bookings are based on an agency designed system for work, school, medical and other transportation needs such as social and leisure activities. Drivers assist passengers and services are performed in vehicles similar to those currently operated. The service is funded by the City of Greater Sudbury, with affordable user fees and door to door operations.

General Manager of Leuschen Transportation Jean-Marie Guillemette stated, "STI has invested in a new state-of-the-art dispatch system that will help us interact with clients more efficiently, and we are also providing 16 new vehicles which will provide a smoother ride which is very important to our clients."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts and municipalities throughout Canada and the U.S. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com